Liquid Media Delivers Keynote at Playback Film Summit

Vancouver, BC – November 17, 2021 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce that Chairman Joshua Jackson and CEO Ronald Thomson were keynote speakers at the inaugural Playback Film Summit, a November 2021 conference focused on accelerating the Canadian independent film industry. Moderated by Hussain Amarshi, founder and CEO of Mongrel Media, the conversation touched on the value Liquid is creating for independents, the future of film, and how creators can take bigger steps towards the limelight.

Liquid’s four-phase business solution, said Amarshi, in some ways replicates the big studio structure by consolidating data, information and intelligence for independent producers. In doing so, Liquid makes it possible for creative professionals to focus on the creative process and retain ownership of their intellectual property while the Liquid family of companies drives other critical processes from inception through monetization.

“You need the right people thinking about the right things,” Jackson told Playback Film Summit attendees, adding that each stage of the production process has complexities where different subject matter experts excel in creating solutions. “We need to recreate the best of what the studio system did -- access to financing, talent and distribution – without the bloat that those systems have taken on over time.”

Jackson continued, “When we are [involved in the] financing [of a production], we will own pieces along the way, but since data is the beginning, middle and end of every conversation in the modern world, as we are learning with the tech giants and how they are struggling to be good players, we want to be more open with our customers in allowing them to have access to what is ultimately their data, which...can inform the next [production] that you make. We don't want to be in the business of helping you to get one movie or one TV show made. We want to be in the business of [helping you to] have a whole career.”

Liquid continues to be a globally focused business that can leverage its Canadian advantage, Thomson said. This includes generous tax credits that help offset the cost of domestic and international productions in Canadian locations, an enviable production environment, highly skilled crews, sought after locations and stages, the exchange rate and more. “We have so many wonderful things here. It would be crazy for us not to be utilizing this wonderful environment as a base and to try as best we can to bring productions into Canada,” Thomson noted, adding that Liquid now also has producers approaching them from the UK and all over Europe.

When Liquid was founded, domiciling the Company in Canada was intentional, elaborated Jackson. “There is a structural, infrastructural, exchange rate and talent base advantage to working in Canada that is unique to maybe two or three places in the world. This is something that I don't think we give ourselves enough credit for, just how far advanced we are at the very top level of global production...Our homegrown talent is also fantastic.”

Jackson continues, “There is no reason...why we can't be working with Canadian creators to present their material to a global audience....There is no reason why we as a Canadian company cannot be getting into business with Canadian content producers, but then not stymieing it by making it CanCon, [which follows specific requirements to qualify as Canadian content and makes up a significant percentage of Canadian broadcasters’ yearly programming]. By dreaming a little bigger and saying this is a beautiful film and it is a beautiful film for the whole world or a beautiful TV show for the whole world, it doesn't have to live in this little [CanCon] niche.”

Thomson agreed, adding, “There are so many firms here in Canada that are fantastic production companies who sometimes have the issue that they are either being pursued by some of the larger companies trying to roll them up, and I think you all know who you are who have been approached...The economics sometimes don't play out and/or it is difficult for people to get comfortable with that model. So where do they find themselves? They find themselves in the wonderful world of independents, but from a Canadian context, which to me gives them a massive advantage over...people in other parts of the world. This is why we're so passionate about this model.”

In closing, Jackson told Playback Film Summit attendees, “We can tell the world stories and [create] stories for the world. We can be Paramount. We can be Disney. There is nothing that stops at [the] border and says only down here [in the US] are you allowed to dream to be able to tell a story to the rest of the world. I truly believe in Canadian talent and the creative output of our country, and I would love to be a part of finding the right ways to get it out to the rest of the world.”

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

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